# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLENO THERAPEUTICS INC, CIK 0001484565
CUSIP: 834203309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 MARINE PARKWAY, SUITE 400, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006528
Filed by CIK 0001633313

## Reporting persons
- Avoro Capital Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,050,000; shared voting power 0; sole dispositive power 2,050,000; shared dispositive power 0; aggregate amount beneficially owned 2,050,000 (4.1% of the class)
- Behzad Aghazadeh: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,050,000; shared voting power 0; sole dispositive power 2,050,000; shared dispositive power 0; aggregate amount beneficially owned 2,050,000 (4.1% of the class)

## Item 1. Issuer
Name of issuer: SOLENO THERAPEUTICS INC
Address of issuer's principal executive offices: 100 Marine Parkway, Suite 400, Redwood City, CA 94065

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Avoro Capital Advisors LLC, a Delaware limited liability company ("Avoro"), which provides investment advisory and management services and has acquired the shares of common stock, par value $0.001 per share ("Common Stock") of Soleno Therapeutics, Inc., a Delaware corporation (the "Company"), solely for investment purposes on behalf of Avoro Life Sciences Fund LLC, a Delaware limited liability company, and (ii) Behzad Aghazadeh ("Dr. Aghazadeh," and together with Avoro, the "Reporting Persons"), who serves as the portfolio manager and controlling person of Avoro.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.
Citizenship: Avoro is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 50,393,931 shares of Common Stock outstanding as of May 2, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 7, 2025.
Percent of class: 4.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Avoro Capital Advisors LLC: /s/ Scott Epstein, Scott Epstein, Chief Financial Officer & Chief Compliance Officer (08/14/2025)
- Behzad Aghazadeh: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (08/14/2025)